U.S. GAAP Reconciliation
GAAP adjustments come from the historical financial statements of Brookfield Properties Corporation, Trizec Canada Inc. and Trizec Properties, Inc., except to the extent that the GAAP adjustments are no longer necessary because of the pro forma adjustments that have been reflected in the Statements.
(a)	Pro forma income statement differences between Canadian GAAP and U.S. GAAP are as follows:

			Nine months
		Year ended	ended
		December 31,	September 30,
		2005	2006

Net income from continuing operations as reported under Canadian GAAP pro forma financial statements:		$30.5	$471.1
Adjustments:
Decreased commercial property income	(c)(i)	(15.0)	(11.0)
Decreased commercial property depreciation	(c)(ii)	8.0	6.0
Increased commercial property gains	(c)(iii)		5.0
Decreased lease termination income	(c)(iv)	(2.0)	(1.0)
Decreased interest expense	(c)(v)	49.0	39.0
Decreased residential development income	(c)(vi)	(26.0)	(31.0)
Decreased gain on redemption of exchangeable debentures	(c)(vii)	—	(42.1)
Increased deferred income taxes	(c)(viii)	(5.0)	(3.0)
Decreased amortization expense	(c)(ix)	0.2	—
Decreased property operating expenses	(c)(ix)	0.6	—
Increased interest expense	(c)(xi)	(92.9)	(6.2)
Decreased non-controlling interests	(c)(xi)	92.9	6.2

Net income from continuing operations under U.S. GAAP		$40.3	$433.0

Pro forma net income (loss) per share under U.S. GAAP is calculated as follows:

Pro forma net income under U.S. GAAP		$40.3	$433.0
Less: Preferred share dividends		(51.0)	(41.0)

Pro forma net income (loss) available to common shareholders under U.S. GAAP		$(10.7)	$392.0

Earnings (loss) per share under U.S. GAAP
Basic		$(0.05)	$1.69
Diluted		$(0.05)	$1.68

(b)	Pro forma shareholders’ equity differences between Canadian GAAP and U.S. GAAP are as follows:

		Nine months
		ended
		September 30,
		2006

Shareholders’ equity as reported under pro forma Canadian GAAP financial statements:		$1,926.0
Adjustments:
Classification of capital securities as preferred equity	(c)(v)	820.0
Adjustment to accumulated depreciation under US GAAP	(c)(ii)	(402.0)
Adjustment to accounts payable and other liabilities under US GAAP	(c)(iv)	30.0
Adjustment to deferred income tax asset under US GAAP	(c)(viii)	98.0
Rental revenue adjustments under US GAAP	(c)(i)	64.0
Residential revenue adjustment under US GAAP	(c)(vi)	(57.0)
Foreign currency translation adjustments, net	(c)(x)	49.0
Net effect on equity of amendment to CICA Handbook Section 3861 not required for US GAAP	(c)(v)	80.0

Pro forma shareholders’ equity under U.S. GAAP		$2,608.0

(c)	The adjustments made to pro forma net income and shareholders’ equity to arrive at U.S. GAAP are as follows:
(i)	Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it became due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease on a prospective basis. Under U.S. GAAP, rental revenue has always been recognized on a straight-line basis;

(ii)	Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under U.S. GAAP, commercial properties have been depreciated on a straight-line basis from inception. As a result, under Canadian GAAP the commercial properties have a higher carrying value at January 1, 2004 when the accounting standard changed and therefore the resulting straight-line depreciation is higher under Canadian GAAP;

(iii)	Under U.S. GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of historical rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii);

(iv)	Termination of a previously-existing lease at One World Financial Center in New York resulted in additional lease termination income under U.S. GAAP in 2004 whereas under Canadian GAAP this amount is amortized into income over the life of the lease;

(v)	Revisions to CICA Handbook Section 3861, “Financial Instruments: Disclosure and Presentation” require certain of Brookfield Properties Corporation’s Class AAA preferred shares currently classified as equity to be classified as liabilities for Canadian GAAP due to the holder’s option to convert them into a variable number of common shares. These securities are classified as equity for U.S. GAAP purposes as they have conversion or conditional redemption features. Accordingly, under Canadian GAAP, dividends are recorded as interest expense;

(vi)	Brookfield Properties Corporation’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser prior to the recognition of revenue by the vendor. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Under SFAS No. 66, “Sales of Real Estate,” transfer of title is a requirement for recognizing revenue under U.S. GAAP;

(vii)	For U.S. GAAP purposes, under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, Trizec Canada Inc.’s investment in Barrick was required to be carried at market value whereas under Canadian GAAP it is carried at cost. Under Canadian GAAP, Trizec Canada Inc. accounted for the exchangeable debentures as a hedge of changes in the fair value of the underlying Barrick shares with no requirement to fair value the components through net income. As a result of the application of hedge accounting under Canadian GAAP, Trizec Canada Inc.’s deferred gain on a historic redemption of certain exchangeable debentures was recorded as a deferred amount until such time as there was a realization on the disposition of the Barrick shares. Under SFAS No. 115, the investment in Barrick was classified as a trading security and accordingly changes in the fair value of the Barrick shares were recorded through net income. Under SFAS No. 133, Trizec Canada Inc. recorded the derivative instrument embedded in the exchangeable debentures at fair value and changes in the fair value were recorded through net income effectively offsetting changes in the fair value of the Barrick shares. As a result of the redemption of the exchangeable debentures and the related disposal of its investment in Barrick, under U.S. GAAP Trizec Canada Inc. would realize a $42.1 million lower gain on redemption of exchangeable debentures for the nine months ended September 30, 2006, than under Canadian GAAP;

(viii)	Although income taxes are accounted for using the liability method under Canadian and U.S. GAAP, an adjustment would be recorded under U.S. GAAP due to the tax effect of the stated differences between Canadian and U.S. GAAP described in this note disclosure;

(ix)	Under U.S. GAAP, the cumulative effect of adopting Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143” (“FIN No. 47”) is recorded as a “Cumulative Effect of a Change in Accounting Principle”. Under Canadian GAAP, EIC-159 was adopted and accounted for this change retroactively with restatement of prior periods. FIN No. 47 and EIC-159 are not substantively different with the exception of restatement of prior periods;

(x)	Cumulative foreign exchange impact of the stated differences between Canadian and U.S. GAAP described in this note disclosure; and

(xi)	Under Canadian GAAP, The Blackstone Group’s equity interest in the Transactions is classified as a liability in the Statements. Brookfield Properties Corporation determined that The Blackstone Group’s interest qualifies as debt under the provisions of CICA Emerging Issues Committee Abstract EIC-149 “Accounting for Retractable or Mandatorily Redeemable Shares”. As a result, its share of income under Canadian GAAP in the resulting structure was classified as interest expense in the Statements. Under U.S. GAAP, EITF Topic D-98 — “SEC Staff Announcement Regarding the Classification and Measurement of Redeemable Securities”, The Blackstone Group’s interest is classified as mezzanine equity in the Statements. Accordingly, the interest expense recognized under Canadian GAAP would be reclassified to non-controlling interests under U.S. GAAP.